Exhibit 99.2
Shanda Interactive Entertainment Limited Announces Proposed Private
Offering of $130 Million Convertible Senior Notes
Shanghai, China — September 9, 2008 — Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced its intention to offer, subject to market and other conditions, $130 million aggregate principal amount of convertible senior notes due 2011 (the “Notes”) through a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes will be initially convertible into, at the Company’s election, (i) a combination of cash, and if applicable under the conversion terms, the Company’s ordinary shares, which may be in the form of the Company’s American depositary shares (“ADSs”) or (ii) cash only. The interest rate, conversion price and other terms are to be determined by negotiations between the Company and the initial purchasers of the Notes.
The Company also expects to grant the initial purchasers a 13-day option to purchase up to an additional $20 million aggregate principal amount of the Notes.
The Company intends to use the entire net proceeds of the offering, including the net proceeds from any exercise of the over-allotment option, together with cash on hand, to repurchase a variable number of its ADSs, subject to provisions that establish a maximum and minimum number of ADSs that may be repurchased, pursuant to an accelerated share repurchase transaction that the Company expects to enter into with one of the initial purchasers or its affiliate, which the Company refers to as the repurchase counterparty. The Company has been advised that, in connection with establishing its initial hedge of this transaction, the repurchase counterparty or an affiliate thereof expects to purchase ADSs in secondary market transactions concurrently with or shortly after the pricing of the Notes and/or may enter into various derivative transactions with respect to the ADSs. These activities could have the effect of increasing or preventing a decline in, the price of the ADSs concurrently with or shortly after the pricing of the Notes. In addition, the repurchase counterparty or an affiliate thereof will purchase the ADSs, and is likely to modify its hedge position by entering into or unwinding various derivative transactions with respect to the ADSs and/or by purchasing or selling the ADSs in secondary market transactions, prior to the final settlement of the accelerated share repurchase transaction, which is expected to occur no later than six months from the pricing date for the Notes.
This announcement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities. Neither the Notes nor the Company’s ordinary shares represented by the ADSs, if any, issuable upon conversion have been registered nor will they be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from registration requirements of the Securities Act and applicable state laws.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the establishment of the accelerated share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs authorized to be repurchased, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those described in the forward-looking statements, include but are not limited to whether the Company will offer the Notes or consummate the offering, whether the Company will enter into the accelerated share repurchase transaction, the anticipated terms of the Notes and the offering, the anticipated use of the proceeds of the offering, the anticipated terms of the accelerated share repurchase transaction, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.
Contact
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn
SNDA/G